Exhibit 107

Calculation of Filing Fee Table

Form S-3

(Form Type)

FIRST HORIZON CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered and Carry Forward Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Fees to Be Paid	Depositary Shares	Depositary Shares, Each Representing 1/4,000th Interest in a Share of Non-Cumulative Perpetual Preferred Stock, Series H	457(r)	$400,000,000	100.000%	$400,000,000	0.00013810	$55,240.00
	Total Offering Amounts							$55,240.00
	Total Fees Previously Paid							—
	Total Fee Offsets							—
	Net Fee Due							$55,240.00

Offering Note

(1)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended.